Eyenovia, Inc.

501 Fifth Avenue, Suite 1404

New York, NY 10017

January 22, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Gabor

Re:	Eyenovia, Inc.

Registration Statement on Form S-1

File No. 333-222162

Dear Mr. Gabor:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Eyenovia, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 pm EDT on Wednesday, January 24, 2018, or as soon as practicable thereafter.

Very truly yours,

/s/ Tsontcho Ianchulev
Tsontcho Ianchulev
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Goodwin Procter LLP